UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

Under Section 12(g) of the Securities Exchange

Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934

Commission File Number 001-36731

eHi Car Services Limited

(Exact name of registrant as specified in its charter)

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai 200062

People’s Republic of China

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Class A Common Shares, par value $0.001 per share

American Depositary Shares, each representing two Class A Common Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, eHi Car Services Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 22, 2019	eHi Car Services Limited

	By:	/s/ Colin Chitnim Sung
	Name:	Colin Chitnim Sung
	Title:	Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.